
LEFT HAND
LEFT HAND RAISING CAPITAL TO BUILD CRAFT PLATFORM
BREWBOUND
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lefthandbrewing ...

lefthandbrewing Thanks to @Brewbound for the in-depth article highlighting our capital raise through Wefunder. We're building a platform to help independent craft beverage companies stay independent in the wake of closures & selling out to multinational organizations.

We believe in local, independent businesses that support the communities where we live, work and play 🙌

Check out the article & Wefunder overview in our bio link 👆

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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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18 hours ago

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